Mail Stop 3561

May 27, 2009

Ms. Curtis J. Clawson
Chief Executive Officer
Hayes Lemmerz International Inc.
15300 Centennial Drive
Northville, MI 48168

> **Re:** **Hayes Lemmerz International, Inc.**
> **Form 10-K for the year ended January 31, 2008**
> **Filed April 10, 2008**
> **File No. 0-50303**

Dear Mr. Clawson:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief